203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

March 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephanie J. Ciboroski

         Senior Assistant Chief Accountant

         Division of Corporation Finance

Re:

Woori Finance Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Filed May 25, 2012

Form 6-K filed August 29, 2012

File No. 001-31811

Dear Ms. Ciboroski:

Reference is made to your letter dated February 15, 2013 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response dated November 16, 2012 to the Staff’s letter dated September 27, 2012 relating to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012, and the Company’s amendment thereto on Form 20-F/A, which was filed with the Commission on May 25, 2012, and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than March 18, 2013. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by March 18, 2013.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099).

Sincerely,

/s/ Woo Seok Seong
Woo Seok Seong Managing Director, Investor Relations Department

cc:	Michelle Miller
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP